Filed by Energy Transfer Partners, L.P.

Commission File No.: 001-11727

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Regency Energy Partners LP

Commission File No.: 001-35262

On February 18, 2015, Energy Transfer Partners, L.P. (“ETP”) issued a press release regarding its financial results for the quarter ended December 31, 2014. The following is a portion of the release narrative relating to ETP’s proposed merger with Regency Energy Partners LP (“Regency”).

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ETP’s other recent key accomplishments include the following:

•	In January 2015, ETP and Regency Energy Partners LP (“Regency”) announced their entry into a definitive merger agreement pursuant to which ETP will acquire Regency. Under the terms of the definitive merger agreement, holders of Regency common units will receive 0.4066 ETP Common Units for each Regency common unit. Regency unitholders will also receive at closing an additional $0.32 per common unit in the form of ETP Common Units (based on the price for ETP Common Units prior to the merger closing). The transaction is expected to close in the second quarter of 2015.

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Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of ETP to successfully integrate Regency’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETP and Regency with the Securities and Exchange Commission (the “SEC”), which are available to the public. ETP and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents

(when they become available), and any other documents filed by ETP or Regency with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Regency at the following:

Energy Transfer Partners, L.P. 3738 Oak Lawn Ave. Dallas, TX 75219 Attention: Investor Relations Phone: 214-981-0700	Regency Energy Partners LP 2001 Bryan Street, Suite 3700 Dallas, TX 75201 Attention: Investor Relations Phone: 214-840-5477

Participants in the Solicitation

ETP, Regency and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Information regarding the directors and executive officers of Regency is contained in Regency’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.